Exhibit 21.1

SUBSIDIARIES OF RG AMERICA, INC.

Name of Subsidiary	State of Incorporation	Names Under Which Doing Business

CTFD, Inc.	Texas
CTFD Marine, Inc.	Texas
Invvision Funding, Inc.	Texas	RG Financial Services
PBS 2000, Inc.	Texas
Practical Building Solutions 2000, Inc.	Texas
Restoration Group America 2003, Inc.	Texas
Restoration Group America, Inc.	Texas
RG Florida GC, Inc.	Florida
RG Florida SC, Inc.	Florida
RG Industries, Inc.	Texas
RG Insurance Services, Inc.	Texas
RG Restoration, Inc. dba The Restoration Group	Texas
RG Risk Management, Inc.	Texas	The Recovery Group
RG Roofing, Inc.	Texas	The Roofing Group
Total Professional Restoration, Inc.	Texas	The Remediation Group
Urban Logic, Inc.	Texas